650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 26, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ada Sarmento
Christine Torney
Lynn Dicker
Mary Beth Breslin

Re:	ALX Oncology Holdings Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted June 12, 2020
CIK No. 0001810182

Ladies and Gentlemen:

On behalf of our client, ALX Oncology Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 24, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (“Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has revised Amendment No. 1 and is concurrently filing via EDGAR this letter and a Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Registration Statement.

Amendment No 1. Draft Registration Statement on Form S-1 Confidentially Submitted on June 12, 2020

Prospectus Summary, page 1

1.

We note your revisions in response to prior comment 1; however, you continue to make reference throughout your filing to “promising clinical data” and “promising levels of anti-tumor activity.” As safety and efficacy determinations are solely within the FDA’s authority and they

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

June 26, 2020

continue to be evaluated throughout all phases of clinical trials, please remove these references. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 92, 103 and 105 of the Registration Statement.

Pipeline, page 2

2.

We note your response to prior comment 3 that you have not shortened the arrows representing progress in Phase 1 trials for ALX148 in combination with pembrolizumab and trastuzumab for solid tumor indications. It appears from the narrative description of combination trials on pages 104-108 that Phase 1 trials are ongoing. Please revise the tabular or narrative description, as appropriate, to clarify the precise status of the combination trials, or explain why the arrows in this section of the pipeline chart appropriately reflect the status of combination Phase 1 trials as completed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 105-109 of the Registration Statement to clarify that the Phase 1 trials for ALX148 in combination with pembrolizumab for first-line treatment of head and neck squamous cell carcinoma and trastuzumab for second-line treatment of human epidermal growth factor receptor 2-positive gastric/gastroesophageal junction carcinoma have been completed and the Company has presented final results at the 2020 American Society of Clinical Oncology, Virtual Scientific Program. The final results from these Phase 1 trials are summarized on pages 107 and 109 of the Registration Statement.

Our Strategy, page 3

3.

We note your revised disclosure in response to our prior comment 4. Please revise to make it clear here and in the Business section that there can be no assurance that your intended approach to leverage data from ALX148 trials in one indication will be sufficient for accelerated approval of ALX148 in other indications.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 93 of the Registration Statement.

License and Collaboration Agreements, page 82

4.

We note your response to our prior comment 7 regarding the aggregate future potential milestone payments to be made for the agreements with The Board of Trustees of the Leland Stanford Junior University and Selexis SA. Material information must be disclosed, even if that information could be considered commercially sensitive. Accordingly, please revise to provide the aggregate future milestone payments for each agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 84, 111, F-30, F-50 and F-51 of the Registration Statement.

Securities and Exchange Commission

June 26, 2020

Financial Statements

Consolidated Balance Sheets as of December 31, 2018 and 2019, page F-6

5.	Please revise to remove your pro forma shareholders’ equity as of December 31, 2019. Refer to Rule 11-02(c)(1) of Regulation S-X.

In response to the Staff’s comment, the Company has revised its disclosure on page F-6 of the Registration Statement.

* * * *

Securities and Exchange Commission

June 26, 2020

Please direct any questions with respect to this letter and the responses set forth above to me at (650) 565-3596 or mcoke@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael E. Coke
Michael E. Coke

cc:	Jaume Pons, Ph.D., ALX Oncology Holdings Inc.
Peter Garcia, ALX Oncology Holdings Inc.
Jason Trimborn, KPMG LLP
Brittany Bockman, KPMG LLP
Dave Peinsipp, Cooley LLP
Kristin E. VanderPas, Cooley LLP
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.